

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2013

<u>Via E-mail</u>
Mr. Douglas Croxall
Chief Executive Officer and Chairman
American Strategic Minerals Corporation
2331 Mill Road, Suite 100
Alexandria, VA 22314

> **Re: American Strategic Minerals Corporation**
> **Amendment 2 to Current Report on Form 8-K**
> **Filed January 24, 2013**
> **File No. 0-54652**

Dear Mr. Croxall:

We have reviewed your filing and have the comment below.

Please respond to this letter within 10 business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.

<u>Completion of Acquisition or Disposition of Assets, page 1</u>

1. Refer to comment 2 in our January 16, 2013 letter. As requested previously, please disclose clearly whether before the transaction with Sampo the registrant ever generated revenues from operations or engaged in business operations beyond the development or exploratory stage. Further, provide details of those activities.

<u>Closing</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filings.

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may direct questions on comments and disclosure issues to Edward M. Kelly at 202-551-3728 or Craig E. Slivka at (202) 551-3729.

Very truly yours,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

cc: Via E-mail
Harvey J. Kesner, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Floor
New York, NY 10006